UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

New Generation Biofuels Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

644461105

(CUSIP Number)

Global Energy Holdings Group, Inc.

c/o David R. Ames

Chief Executive Officer and President

3348 Peachtree Road, NE

Tower Place Building 200, Suite 250
Atlanta, Georgia 30326

(404) 814-2500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

September 26, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 644461105

1	NAME OF REPORTING PERSONS Global Energy Holdings Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 5,301,300
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,301,300
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,301,300 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.77% (See Item 5)

14	TYPE OF REPORTING PERSON (See Instructions) CO

The Schedule 13D filed on November 15, 2006 by Global Energy Holdings Group, Inc., a Delaware corporation formerly named Xethanol Corporation (“Global Energy”), as amended by Amendment No. 1 to the Schedule 13D filed on February 21, 2008, relating to the common stock, par value par value $0.001 per share (“Common Stock”), of New Generation Biofuels Holdings, Inc., a Florida corporation formerly named H2Diesel Holdings, Inc. (the “Issuer”), is hereby amended and supplemented as set forth below by this Amendment No. 2 to the Schedule 13D.

Item 1.   Security and Issuer

This statement refers to Common Stock of the Issuer. The principal executive offices of the Issuer are located at 1000 Primera Boulevard, Suite 3130, Lake Mary, Florida 32746.

Item 2.   Identity and Background

This Amendment No. 2 to the Schedule 13D is being filed by Global Energy, a diversified renewable energy company based in Atlanta, Georgia, with two divisions. Global Energy Systems, Inc. is developing renewable energy projects, including biomass gasification and landfill-gas-to-energy projects. Global Energy Systems is also coordinating and implementing utility energy service projects, such as cogeneration and heat recovery, for organizations that include government agencies and the U.S. military. Global Energy Ventures invests in strategically relevant, early stage energy companies. The principal executive offices of Global Energy are located at 3348 Peachtree Road, NE, Tower Place Building 200, Suite 250, Atlanta, Georgia 30326.

Set forth in Schedule A annexed hereto, which is incorporated herein by reference, is the name, business address and principal occupation or employment of each executive officer and director of Global Energy as of the date hereof. To Global Energy’s knowledge, each person named in Schedule A is a citizen of the United States. During the past five years, neither Global Energy nor, to Global Energy’s knowledge, any person named in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither Global Energy nor, to Global Energy’s knowledge, any person named in Schedule A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.   Interest in Securities of the Issuer.

        (a)     Based upon the Quarterly Report on Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on November 7, 2008, there were as 19,093,455 shares of Common Stock issued and outstanding as of October 31, 2008. Global Energy may be deemed to beneficially own 5,301,300 shares of Common Stock, representing 27.77% of the shares of Common Stock outstanding.

(b)     Global Energy has sole power to vote and dispose of 5,301,300 shares of Common Stock.

(c)     In the past sixty calendar days, starting with the most recent days, Global Energy has sold shares of Common Stock in the open market in the amounts and for the prices shown below on the following table.

Date of Disposition	Number of Shares	Price Per Share ($)

09/26/08	14,484	4.35
09/29/08	1,500	4.02
09/30/08	21,445	4.00
10/01/08	35,700	4.02
10/14/08	15,300	2.94
10/16/08	100,271	2.00

(d)     Not Applicable.

(e)     Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL ENERGY HOLDINGS GROUP, INC.

Date: November 19, 2008	By:	/s/ Romilos Papadopoulos
Romilos Papadopoulos Chief Financial Officer

Schedule A

The following table sets forth information regarding each of the directors and executive officers of Global Energy Holdings Group, Inc. The address of each of the persons listed below is c/o Global Energy Holdings Group, Inc., 3348 Peachtree NE, Tower Place Building 200, Suite 250, Atlanta, Georgia 30326.

Name	Position
David R. Ames	Chief Executive Officer, President and Director
Romilos Papadopoulos	Chief Financial Officer, Chief Operating Officer, Executive Vice President and Secretary
Michael E. Ellis	President of operating division, Global Energy Systems, Inc.
William P. Behrens	Director
Gil Boosidan	Director
Richard D. Ditoro	Director
Robert L. Franklin	Director
Edwin L. Klett	Director
Steven H. Townsend	Director